

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2015

Via E-mail
Mr. Charles Bancroft
Chief Financial Officer
Bristol-Myers Squibb Company
345 Park Avenue
New York, NY 10154

>   **Re: Bristol-Myers Squibb Company**
>   **Form 10-K for the Fiscal Year Ended December 31, 2014**
>   **Filed February 13, 2015**
>   **File No. 001-01136**

Dear Mr. Bancroft:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Financial Statements and Supplementary Data

Note 3. Alliances
AstraZeneca, page 68

1. Please provide us a) a description of each component included in and b) a full analysis of your accounting treatment of your February 2014 termination of the alliance agreements and sale of the diabetes business. Include reference to authoritative literature supporting your separation, allocation, recognition and classification of the various components. Also provide in your response your supporting computations including those supporting the composition and allocation of the $3.8 billion consideration and the gain on sale of $536 million.

Note 4. Acquisitions, page 77

2. You state that you acquired no significant processes in your April 2014 acquisition of all of the outstanding shares of iPierian, Inc. Please provide your analysis supporting this conclusion and that this was not an acquisition of a business. Refer to ASC 805-10-55-4 through 9. Also provide us a similar analysis with respect to your April 2015 acquisition of all of the outstanding shares of Flexus Biosciences, Inc., which is expected to be accounted for as an asset acquisition as is disclosed in Note 18 to your financial statements included in your March 31, 2015 Form 10-Q.

Note 19. Pension, Postretirement and Postemployment Liabilities, page 94

3. Please refer to your 2014 weighted-average assumptions used to determine benefit obligations. Tell us:
   - how you determined the "rate of compensation increase" of .8%;
   - why you believe it is appropriate;
   - why it decreased 1.5 percentage points from the 2.3% in 2013; and
   - the effect that the change in this assumption had on your benefit obligations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rolf Sundwall, Staff Accountant, at (202) 551-3105 or me at (202) 551-3679 if you have any questions.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant